Eunice Yang

Senior Counsel

620 Eighth Avenue

New York, NY 10018

tel 212.556-3798

Via EDGAR

Ms. Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

December 6, 2013

Re:	The New York Times Company

Form 10-K for the Year Ended December 30, 2012

Filed February 28, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 8, 2013

Form 10-Q for the Quarter Ended September 29, 2013

Filed November 7, 2013

File No. 001-05837

Dear Ms. Cvrkel:

The New York Times Company has received the Staff’s comment letter dated December 5, 2013, relating to the above-referenced filings, and is currently in the process of preparing a response.

Pursuant to a conversation with Ms. Claire Erlanger of the Staff, we are filing this correspondence to confirm that we intend to submit a response to the comment letter no later than January 6, 2014.

Very truly yours,

/s/ Eunice Yang

Eunice Yang

Senior Counsel